May 2, 2005
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail

Mr. Robert Harrison
Chief Executive Officer
Northwest Horizon Corporation
413 Churchill Avenue N. Ottawa
Ontario, Canada K1Z 5C7

RE:	Northwest Horizon Corporation (the "Company")
	Form 8-K filed on April 25, 2005
	File No. 333-111486

Dear Mr. Harrison:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Changes in Registrant`s Certifying Accountant

1. Please revise the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that the registrant "declined to renew the engagement" of the accountant, as that wording is unclear to a reader.






Exhibit 16:

2. Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

Other

3. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response and amendment via Edgar in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

You may contact Effie Simpson at (202) 551-3346 or Bob Benton, at
(202) 942-1811 if you have any questions.
								Sincerely,


								Effie Simpson
								Staff Accountant
Via facsimile:  Joseph I. Emas, Attorney at Law
		(305) 531-1274
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Mr. Robert Harrison
Nortwest Horizon Corporation
May 2, 2005
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